UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

TDC A/S

Headquarters
Nørregade 21
DK-0900
Copenhagen, Denmark

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F...X... Form 40-F......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
....

To the Stock Exchanges in
Copenhagen and New York

June 19, 2002
Release 16/ 2002

TDC increases stake in Tele Danmark Internordia

Copenhagen, Denmark - TDC, through TDC Tele Danmark, has signed a share purchase agreement to acquire E-Co Energi, Akershus Energi, Gjermå Tele and Hallingdal Kraftnett Tele's 41.7% stake in Tele Danmark Internordia in Norway. The transaction is valued at NOK 182m (DKK 182m) and increases TDC Tele Danmarks ownership to 99,97%, with the company itself and a number of current and former employees holding the remaining shares.

Tele Danmark Internordia is an Oslo based access and backbone operator providing landline-, broadband- and internet services in the Oslo region. The company had 2001 net revenues of NOK 353m.

"The acquisition of additional shares in Tele Danmark Internordia is a further step for TDC towards obtaining control in order to leverage cross company synergies to the benefit of our customers" says Henning Dyremose, President and CEO of TDC. "In addition, the increased ownership will make it easier for TDC to meet its strategy of serving the Nordic business customers as one market".

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC
Noerregade 21
DK-0900 Copenhagen C
Denmark
Tel. +45 33 43 76 80
Fax +45 33 43 76 78

Internet:
www.tdc.com
E-mail:
ir@tdc.dk

TDC is a growth and value-creation oriented Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as seven main business units; TDC Tele Danmark, TDC Mobile International, TDC Internet, TDC Cable TV, TDC Directories, TDC Services and TDC Switzerland. TDC was privatized in 1994. Today, SBC Communications owns 41.6% of the shares, with the remainder held by individual and institutional shareowners all over the world.

TDC listings

Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

Shares: New York Stock Exchange
Reuters TLD.N
Bloomberg TLD US
One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDC A/S

By: Heidi Soeren

Name: Mrs. Heidi Soerensen
Title: Assistant/Investor Relations

Date: July 2, 2002